SUB-ITEM 77D: Policies with respect to security investments

Hartford Ultrashort Bond HLS Fund revised its investment objective and investment strategy as set forth below.

INVESTMENT GOAL. The Fund seeks total return and income consistent with preserving capital and maintaining liquidity.

PRINCIPAL INVESTMENT STRATEGY. The Fund seeks to achieve its goal by investing in securities that the sub-adviser, Wellington Management Company, LLP (“Wellington Management”), considers to be attractive giving consideration to both yield and total return.  Under normal circumstances, the Fund invests at least 80% of its assets in fixed income securities.  For purposes of this policy, the Fund’s investments in fixed-income securities includes, but is not limited to, obligations of the U.S. Government and its agencies, corporate securities and short-term cash instruments.  Fixed income securities also include fixed-income related derivatives and mortgage and asset- backed securities.  This policy may be changed by the Board without shareholder approval.  The Fund normally invests in “investment grade” securities.  The Fund is not a money market fund and does not seek to maintain a stable net asset value per share.

In order to manage the Fund’s interest rate risk, the Fund may use derivatives such as Treasury futures and interest rate swaps. The Fund normally will maintain a dollar weighted average duration of less than 1.5 years.  Individual purchases will generally be limited to securities with an effective duration of less than 5 years.  Duration is a measure of the sensitivity of a fixed income security’s price to changes in interest rates.  The Fund’s average duration measure incorporates a bond’s yield, coupon, final maturity, and the effect of derivatives, including interest rate swaps and futures contracts that may be used to manage the Fund’s interest rate risk.  The use of derivatives, including interest rate swaps and futures contracts, may have the effect of shortening or lengthening the duration of a fixed income portfolio.

The sub-adviser, Wellington Management, uses proprietary research to conduct value-driven sector rotation and intensive credit and structure analyses and also utilizes interest rate management within the portfolio construction process. Wellington Management seeks to add value from top-down sector rotation decisions, bottom-up security selection within sectors, and interest rate management.

Bonds in which the Fund may invest include, but are not limited to, (1) securities issued or guaranteed as to principal or interest by the U.S. Government, its agencies or instrumentalities; (2) non-convertible and convertible debt securities issued or guaranteed by U.S. corporations or other issuers (including foreign issuers); (3) asset-backed and mortgage-related securities, including collateralized mortgage obligations; (4) securities and loans issued or guaranteed as to principal or interest by a foreign issuer, including supranational entities such as development banks, non-U.S. corporations, banks or bank holding companies, or other foreign issuers; and (5) commercial mortgage-backed securities.

“Investment grade” quality means securities that are rated at the time of purchase within the four highest categories assigned by Moody’s Investor Services, Inc. (“Aaa”, “Aa”, “A” or “Baa”) or Standard & Poor’s (“AAA”, “AA”, “A” or “BBB”) or Fitch, Inc. (“AAA”, “AA”, “A” or “BBB”) or are unrated securities that are judged by Wellington Management to be of comparable quality to securities rated within these four highest categories.

The Fund will invest in interest rate swaps and futures to manage interest rate risk.  The longer a security’s duration, the more sensitive it will generally be to changes in interest rates.  Similarly, a fund with a longer average duration will generally be more sensitive to changes in interest rates than a fund with a shorter average duration.  For example, a U.S. Treasury security with duration of 2 years can be expected to change in price by approximately 2% for every 100 basis point change in the yield of the security.

In a typical interest rate swap, one party agrees to make regular payments equal to a floating interest rate multiplied by a “notional principal amount,” in return for payments equal to a fixed rate multiplied by the same amount, for a specified period of time.  The Fund usually enters into swaps on a net basis.  The net amount of the excess, if any, of the Fund’s obligations over its entitlement with respect to each interest rate swap will be covered by an amount consisting of designated liquid assets having an aggregate net asset value at least equal to the accrued excess.  If the Fund enters into a swap on other than a net basis, the Fund will designate the full amount of the Fund’s obligations under each such swap.  If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund’s rights as a creditor.

The Fund may also use repurchase and reverse repurchase agreements, as well as dollar rolls, to achieve its investment goal.